Raptor Technology Group, Inc.
409-903 19th Avenue SW
Calgary, Alberta T2T OH8

Date:               April 26, 2011

To:                  Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549
ATTN: Effie Simpson (202) 551-3346

Subject:          Response to comments, your letter dated February 11, 2011
to Mr. ZoItan Nagy, President, Raptor Technology Group, Inc.

Reference:      Raptor Technology Group, Inc. (formerly Giddy-Up Productions, Inc.)
Form 10-K for the year ended August 31, 2010
Filed November 16, 2010
File No. 0-53812

Response and actions taken regarding the subject SEC letter and comments pertaining to the referenced Raptor Technology Group, Inc. 10-K for the year ended August 31, 2010. We noted that the referenced letter only contained comments related to Form 10-Q for the period ended November 30, 2010 and have responded accordingly.

Our response conforms to the format of your subject letter for ease of cross-reference. Response numbering corresponds directly to the numbers used in your letter. Your comments are restated, or restated in part, in Italics, for ease of reference. In our response, reference to a specific page number is avoided as these may have changed due to modification.

BEGINNING OF RESPONSES

Form 10-Q for the period ended November 30, 2010

1.
We note that on January 6, 2011, the Company changed its name to Raptor Technology Group, Inc. and entered into a definitive Plan of Merger and Reorganization with Raptor Fabrication and Equipment, Inc. In accordance with the terms of the Agreement, Raptor Technology Group, Inc. shall be the name of the surviving corporation. Upon the completion of this Merger, which is expected within sixty days, the Company will become a technology supplier that provides eco-friendly and green global issues. Supplementally advise us and revise your disclosures in future fillings to indicate whether Raptor Technology Group's has revenues from operations, and your planned accounting for this merger. As part of your response, please also indicate which entity will be the accounting acquirer in this transaction and the basis or rationale for your conclusions.

Response

> The company did change its name in anticipation of the merger acquisition of Raptor Fabrication and Equipment, Inc., a Florida corporation. As we have clarified in our subsequent filing on Form 10Q for the period ended February 28, 2011 that the merger has not been completed.  The merger agreement has been restated in its entirety and the related disclosure includes clarification of the terms of the agreement, conditions for completing the agreement and the anticipated accounting impact of the resulting merger of the constituent corporations.

Disclosure from our subsequent filing on Form 10Q for the period ended February 28, 2011:

On January 6, 2011, we entered into a definitive Plan of Merger and Reorganization with Raptor Fabrication and Equipment, Inc., a Florida Corporation.  We have not completed this Merger and Reorganization as of the date of this Quarterly Report on Form 10Q.

In anticipation of completing this Plan of Merger and Reorganization we changed the name of the corporation to Raptor Technology Group, Inc.  Our OTCBB quotation symbol was also changed to RAPT.

The Plan of Merger and Reorganization with Raptor Fabrication and Equipment, Inc. entered into on January 6, 2011 has been amended, restated and replaced in its entirety to resolve drafting errors, the revised and restated agreement is included as an exhibit to this Quarterly Report on Form 10Q.

Pursuant to the Agreement, Raptor Fabrication and Equipment, Inc. shall be merged into Raptor Technology Group, Inc., the separate existence of Raptor Fabrication and Equipment, Inc. shall cease, and Raptor Technology Group, Inc. which shall continue to exist with its current Articles of Incorporation and Bylaws as a Nevada Corporation.

Raptor Fabrication and Equipment, Inc. shall have not more than 48,750,000 common shares outstanding.  These shares shall be exchanged on a one for one basis with Raptor Technology Group, Inc. common shares.

In addition Zoltan Nagy shall surrender 42,000,000 common shares for cancellation held by him personally.

Upon completion of the Plan of Merger and Reorganization the Directors of Raptor Fabrication and Equipment shall be appointed as the directors of Raptor Technology Group, Inc.

The effective date shall occur upon: (a) Each Company receiving any required shareholder or other approvals required; (b) Raptor Fabrication and Equipment, Inc. delivering the required financial statements and other information of sufficient detail for Raptor Technology Group, Inc. to comply with the disclosure requirements of the applicable securities regulations; and (c) Performance of all material terms of the agreement and any additional closing conditions mutually agreed between the Constituent Corporations or required by applicable state or federal regulations.

As a result of the intended acquisition the former shareholders of Raptor Fabrication and Equipment, Inc. shall become the majority shareholders of Raptor Technology Group, Inc. resulting in a change of control of the Registrant.

As of April 21, 2011 we had 63,356,538 common shares issued and outstanding.  Upon closing of the Plan of Merger and Reorganization the current shareholders of Raptor Fabrication and Equipment, Inc. would hold 48,750,000 Common shares and giving effect to the cancellation of the 42,000,000 Common Shares held by Zoltan Nagy, Raptor Fabrication and Equipment, Inc. would hold 69% of the resulting issued and outstanding shares.

Upon completion of the Plan of Merger and Reorganization the principal business operations of Raptor Fabrication and Equipment, Inc. shall be principal business operations of the Raptor Technology Group, Inc. due to Raptor Technology Group, Inc. not having commenced significant business operations. Upon the completion of the Plan of Merger and Reorganization and the change of control, Raptor Fabrication and Equipment, Inc. operations will become the accounting acquirer on a going forward basis.

Raptor Fabrication and Equipment is a technology supplier that provides the biofuel and mining industries with their advanced proprietary biofuel production technology and mineral recovery technologies.

2.
Also, please note that a report on Form 8-K is due no later than 4 business days after the consummation of the acquisition with appropriate financial statements and pro forma financial information filed as part of the Form 8-K, pursuant to the guidance outlined in Items 2.01,5.01,5.02,5.06 and 9.01 of Form 8-K, as applicable. Please note that since the Company was a shell company prior to the this transaction with no operations, the information that should be included in the Form 8-K that is required to be filed should be in a level of detail and consistent with that which would be required in the registrant were filing a general form for the registration of securities on Form 10 under the Exchange Act pursuant to the guidance in Item 2.01(f) of Form 8-K_ln addition, please supplementally advise us and disclose the fiscal year end that will be adopted by the successor company.

Response

> We note, understand and are preparing prior to completing the merger agreement as to be timely in our disclosure that information required to be filed on Form 8-K within 4 business days of the merger completion. Since the Company was a shell company prior to the this transaction with no operations, the information that will be included in the Form 8-K that is required to be filed and be in a level of detail and consistent with that which would be required in the registrant were filing a general form for the registration of securities on Form 10 under the Exchange Act pursuant to the guidance in Item 2.01(f) of Form 8-K.

The company is presently determining if it should adopt the Fiscal Year of the accounting acquirer Raptor Technology Group, Inc. which is December 31. Once the audit of Raptor Technology Group, Inc.  is complete, a decision will be made. Presently the December 31 fiscal year is favored as more activity was in Raptor Technology Group, Inc. however we are consulting experts as to the impact on our public reporting due to the August 31 FY of Raptor Technology Group, Inc.

3.
In addition, if there will be a change in accountants as a result of the transaction, an Item 4.01 Form 8-K should be filed within four business days of the change in accountants. Note that if a decision is not made as to which accountant will continue as the successor auditor as of the date of filing the Item 2.01 Form 8-K, an Item 4.01 Form 8-K must be filed within four business days of the date the decision is made. Supplementally advise us whether there will be a change in accountants, and if so, please file an Item 4.01 Form 8-K as soon as possible reporting the change. This Form 8·K shall include all of the information required by Item 304 of Regulation S-K, along with a letter from the former accountants indicating whether they agree with your disclosures in the Form 8-K, as required by Items 304 and 601 of Regulation S-K.

Response

> The company has not determined if it will change accountants at the time of this reply. In the event the company chooses to change accountants it will include the required disclosure pursuant to Item 4.01 of Form 8-K.

4.
We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Response

> We note your comment and have restated the importance of the accuracy and adequacy of the disclosure to all persons responsible. Management is aware that it is in possession of all facts relating to a company's disclosure and that they are responsible for the accuracy and adequacy of the disclosures they have made.

ADDITIONAL ACKNOWLEDGEMENT:

Raptor Technology Group, Inc. acknowledges that the company is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

END OF RESPONSES